SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                   FORM 10-QSB
                       For Period Ended: December 31, 1997


                        ELECTRONICS COMMUNICATIONS CORP.
                              (Name of Registrant)


                 425 Broadhollow Road, Melville, New York 11747
                     (Address of Principal Executive Office)


                                     1-13764
                            (Commission File Number)




                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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Part II - Rule 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check the appropriate box.)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X]               (b)      The subject quarterly report on Form 10-QSB or
                           portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

Due to the illness and subsequent disability of the Company's controller, Management requires additional time to complete Form 10-QSB for the quarter ended December 31, 1997. The Form 10-QSB will be filed within five calendar days.




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Part IV - Other Information

           (1) Name and telephone number of person to contact in regard to this notification

                    Joseph A. Rosio               (516) 501-0466

           (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                                               Yes [X]                   No [ ]

           (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                               Yes [X]                   No [ ]

                    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  It is anticipated that the loss for the corresponding period from the last fiscal year will decrease from $2,927,722 to approximately $1,200,000. Compared to the corresponding period in the prior fiscal year, sales decreased by approximately $371,000, cost of sales and total expenses decreased by approximately $2,075,000.

                  Electronics Communications Corp., has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.

Date:  February 13, 1997     By: /s/ Joseph A. Rosio
                                 -----------------------
                                 Name:       Joseph A. Rosio
                                 Title:      President


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